Exhibit 99.1

Sea Limited Reports Fourth Quarter and Full Year 2022 Results

Singapore, March 7, 2023 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the fourth quarter and full year ended December 31, 2022.

“We are starting 2023 on a much stronger footing,” said Forrest Li, Sea’s Chairman and Group Chief Executive Officer. “Our decisive pivot to focus on efficiency and profitability since late last year is already driving meaningful bottom line improvements. We delivered positive total net income in the fourth quarter, demonstrating the strength and resilience of our underlying business model and the execution capabilities of our teams. As we continue this transition and maintain our focus on sustainable growth, our approach is to do less but do it better as we serve our users across our digital ecosystem.”

“Given the macro uncertainty and our recent strong pivot, we are closely monitoring the market environment and we will continue to adjust our pace and fine-tune our operations accordingly. While there may be near-term fluctuations in our performance, we remain highly confident in the long-term growth potential of our markets and fully focused on capturing this opportunity.”

Fourth Quarter 2022 Highlights

▪	Group
o	Total GAAP revenue was US$3.5 billion, up 7.1% year-on-year.
o	Total gross profit was US$1.7 billion, up 29.5% year-on-year.
o	Total net income turned positive to US$422.8 million, as compared to US$(616.3) million for the fourth quarter of 2021. Total net income was:
▪	negatively impacted by US$177.7 million impairment of goodwill related to certain historical investments for the digital entertainment business, and
▪	positively impacted by US$199.7 million net gain on debt extinguishment as discussed below, and approximately US$130 million in reversal of previous accruals for certain expenses (“accruals reversal”). As we made the management decision to strongly pivot to a clear focus on cost efficiency, there were accruals reversed during the quarter resulting from changes in previous estimations of certain expenses.
o	Total adjusted EBITDA[1] turned positive to US$495.7 million, as compared to US$(492.1) million for the fourth quarter of 2021. Total adjusted EBITDA was also positively impacted by approximately US$130 million of accruals reversal as mentioned above.
o	As of December 31, 2022, cash, cash equivalents and short-term investments were US$6.9 billion, representing a net change of US$(401.6) million from September 30, 2022. Excluding cash consideration used to repurchase our outstanding convertible bonds with a gain as discussed below, cash, cash equivalents and short-term investments would have increased by US$209.8 million from September 30, 2022.

o	In the fourth quarter, the Company repurchased US$817.2 million aggregate principal amount of the 0.25% convertible senior notes due 2026 (the “2026 CB”), for a cash consideration of US$611.3 million. This resulted in a US$199.7 million gain on debt extinguishment, inclusive of an accelerated deferred issuance cost of US$6.2 million, and US$7.7 million savings in future interest payments. As of the date hereof, approximately US$2.1 billion aggregate principal amount of the 2026 CB remained outstanding.

▪	E-commerce
o	GAAP revenue was US$2.1 billion, up 31.8% year-on-year. Based on constant currency assumptions[2], GAAP revenue was up 42.3% year-on-year.
o	GAAP revenue included US$1.8 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 43.5% year-on-year.
•	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 53.9% year-on-year to US$1.1 billion.
•	Value-added services revenue, mainly consisting of revenues related to logistics services, was up 29.2% year-on-year to US$0.7 billion.
o	Adjusted EBITDA[1] turned positive to US$196.1 million, as compared to US$(877.7) million for the fourth quarter of 2021. Adjusted EBITDA was positively impacted by approximately US$80 million of accruals reversal as described earlier.
▪	Asia markets recorded adjusted EBITDA of US$320.0 million, as compared to US$(525.8) million for the fourth quarter of 2021.
▪	Other markets recorded adjusted EBITDA of US$(123.9) million, as compared to US$(352.0) million for the fourth quarter of 2021. In Brazil, unit economics continued to improve significantly, with contribution margin loss per order improving 53.9% quarter-on-quarter to reach US$0.47.
o	Gross orders were 1.7 billion, as compared to 2.0 billion for the fourth quarter of 2021. Gross merchandise value (“GMV”) was US$18.0 billion, as compared to US$18.2 billion for the fourth quarter of 2021. Based on constant currency assumptions[2], GMV was up 7.7% year-on-year. Beginning 2023, we will transition from quarterly to annual disclosure of such operating metrics.

▪	Digital Entertainment
o	GAAP revenue was US$948.9 million, as compared to US$892.9 million for the previous quarter.
o	Bookings[3] were US$543.6 million, as compared to US$664.7 million for the previous quarter.
o	Adjusted EBITDA[1] was US$258.2 million, as compared to US$289.9 million for the previous quarter.
o	Adjusted EBITDA represented 47.5% of bookings for the fourth quarter of 2022, as compared to 43.6% for the previous quarter.
o	Quarterly active users were 485.5 million, as compared to 568.2 million for the previous quarter.
o	Quarterly paying users were 43.6 million, representing a paying user ratio of 9.0%, as compared to 9.1% for the previous quarter.
o	Average bookings per user were US$1.1, as compared to US$1.2 for the previous quarter.

▪	Digital Financial Services
o	GAAP revenue was US$380.2 million, up 92.5% year-on-year.
o	Adjusted EBITDA[1] turned positive to US$75.6 million, as compared to US$(149.8) million for the fourth quarter of 2021.
o	As of the end of the fourth quarter of 2022, total loans receivable was US$2.1 billion, net of allowance for credit losses of US$238.8 million. Non-performing loans past due by more than 90 days as a percentage of our total gross loans receivable declined from less than 4% in the third quarter of 2022 to less than 2%. This was mainly due to the shortening of loan write-off period in a certain market from 180 days to 120 days in the fourth quarter based on our assessment of historical credit losses. Without this change in write-off period, the ratio would be about 5%.

Full Year 2022 Highlights

▪	Group
o	Total GAAP revenue was US$12.4 billion, up 25.1% year-on-year.
o	Total gross profit was US$5.2 billion, up 33.1% year-on-year.
o	Total net loss was US$1.7 billion, improving by 18.9% year-on-year.
o	Total adjusted EBITDA[1] was US$(878.1) million, as compared to US$(593.6) million for the full year of 2021.

▪	E-commerce
o	GAAP revenue was US$7.3 billion, up 42.3% year-on-year. Based on constant currency assumptions[2], GAAP revenue was up 49.1% year-on-year.
o	GAAP revenue included US$6.2 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 52.0% year-on-year.
o	Adjusted EBITDA[1] was US$(1.7) billion, improving by 33.8% as compared to US$(2.6) billion for the full year of 2021.
o	Gross orders totaled 7.6 billion, up 23.7% year-on-year.
o	GMV was US$73.5 billion, up 17.6% year-on-year. Based on constant currency assumptions[2], GMV was up 24.0% year-on-year.

▪	Digital Entertainment
o	GAAP revenue was US$3.9 billion, as compared to US$4.3 billion for the full year of 2021.
o	Bookings[3] were US$2.8 billion, as compared to US$4.6 billion for the full year of 2021.
o	Adjusted EBITDA[1] was US$1.3 billion, as compared to US$2.8 billion for the full year of 2021.
o	Adjusted EBITDA represented 47.7% of bookings for the full year of 2022, as compared to 60.4% for the full year of 2021.

▪	Digital Financial Services
o	GAAP revenue was US$1.2 billion, up 160.1% year-on-year.
o	Adjusted EBITDA[1] was US$(228.6) million, as compared to US$(616.9) million for the full year of 2021.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Current and comparative prior period local currency amounts are converted into United States dollars using the same exchange rates, rather than the actual exchange rates during the respective periods.

3 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended December 31,			For the Full Year ended December 31,
	2021	2022		2021	2022
	$	$	YOY%	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	1,415,044	948,857	(32.9)%	4,320,013	3,877,163	(10.3)%
E-commerce and other services	1,482,665	2,231,133	50.5%	4,564,617	7,463,173	63.5%
Sales of goods	324,405	271,594	(16.3)%	1,070,560	1,109,369	3.6%
	3,222,114	3,451,584	7.1%	9,955,190	12,449,705	25.1%

Cost of revenue
Cost of service
Digital Entertainment	(374,783)	(242,470)	(35.3)%	(1,230,082)	(1,077,017)	(12.4)%
E-commerce and other services	(1,235,351)	(1,282,174)	3.8%	(3,825,826)	(5,194,065)	35.8%
Cost of goods sold	(301,252)	(229,627)	(23.8)%	(1,003,547)	(993,346)	(1.0)%
	(1,911,386)	(1,754,271)	(8.2)%	(6,059,455)	(7,264,428)	19.9%
Gross profit	1,310,728	1,697,313	29.5%	3,895,735	5,185,277	33.1%
Other operating income	72,294	68,453	(5.3)%	287,946	279,184	(3.0)%
Sales and marketing expenses	(1,219,858)	(473,620)	(61.2)%	(3,829,743)	(3,269,223)	(14.6)%
General and administrative expenses (3)	(284,065)	(352,321)	24.0%	(987,868)	(1,437,612)	45.5%
Provision for credit losses (3)	(34,532)	(175,103)	407.1%	(117,427)	(513,690)	337.5%
Research and development expenses	(286,642)	(244,195)	(14.8)%	(831,703)	(1,376,501)	65.5%
Impairment of goodwill	-	(177,663)	-	-	(354,943)	-
Total operating expenses	(1,752,803)	(1,354,449)	(22.7)%	(5,478,795)	(6,672,785)	21.8%
Operating (loss) income	(442,075)	342,864	(177.6)%	(1,583,060)	(1,487,508)	(6.0)%
Non-operating (loss) income, net	(70,995)	34,973	(149.3)%	(132,124)	(13,025)	(90.1)%
Income tax (expense) credit	(105,609)	43,461	(141.2)%	(332,865)	(168,395)	(49.4)%
Share of results of equity investees	2,390	1,540	35.6%	5,019	11,156	122.3%
Net (loss) income	(616,289)	422,838	(168.6)%	(2,043,030)	(1,657,772)	(18.9)%
(Loss) Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	(1.12)	0.76	(167.9)%	(3.84)	(2.96)	(22.9)%
Diluted	(1.12)	0.72	(164.3)%	(3.84)	(2.96)	(22.9)%
Change in deferred revenue of Digital Entertainment	(333,300)	(405,262)	21.6%	276,352	(1,125,294)	(507.2)%
Adjusted EBITDA for Digital Entertainment (1)	602,565	258,233	(57.1)%	2,775,957	1,313,091	(52.7)%
Adjusted EBITDA for E-commerce (1)	(877,737)	196,146	(122.3)%	(2,554,221)	(1,690,554)	(33.8)%
Adjusted EBITDA for Digital Financial Services (1)	(149,813)	75,601	(150.5)%	(616,924)	(228,560)	(63.0)%
Adjusted EBITDA for Other Services (1)	(56,859)	(25,437)	(55.3)%	(170,211)	(239,149)	40.5%
Unallocated expenses (2)	(10,296)	(8,887)	(13.7)%	(28,196)	(32,962)	16.9%
Total adjusted EBITDA (1)	(492,140)	495,656	(200.7)%	(593,595)	(878,134)	47.9%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

(3) Provision for credit losses were previously recorded within general and administrative expenses.

Three Months Ended December 31, 2022 Compared to Three Months Ended December 31, 2021

Revenue

Our total GAAP revenue increased by 7.1% to US$3.5 billion in the fourth quarter of 2022 from US$3.2 billion in the fourth quarter of 2021.

•	Digital Entertainment: GAAP revenue was US$948.9 million compared to US$1.4 billion in the fourth quarter of 2021, primarily attributable to the ongoing moderation in user engagement and monetization.

•	E-commerce and other services: GAAP revenue increased by 50.5% to US$2.2 billion in the fourth quarter of 2022 from US$1.5 billion in the fourth quarter of 2021, primarily driven by the improved monetization in our e-commerce business and the growth of our credit business.

•	Sales of goods: GAAP revenue was US$271.6 million, as compared to US$324.4 million in the fourth quarter of 2021.

Cost of Revenue

Our total cost of revenue decreased by 8.2% to US$1.8 billion in the fourth quarter of 2022 from US$1.9 billion in the fourth quarter of 2021.

•	Digital Entertainment: Cost of revenue decreased by 35.3% to US$242.5 million in the fourth quarter of 2022 from US$374.8 million in the fourth quarter of 2021, which was largely in line with the decrease in digital entertainment revenue.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined was US$1.3 billion, as compared to US$1.2 billion in the fourth quarter of 2021. Improvement in gross profit margins was mainly due to our better cost efficiencies.

•	Cost of goods sold: Cost of goods sold decreased by 23.8% to US$229.6 million in the fourth quarter of 2022 from US$301.3 million in the fourth quarter of 2021.

Other Operating Income

Our other operating income was US$68.5 million and US$72.3 million in the fourth quarter of 2022 and 2021, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses decreased by 61.2% to US$473.6 million in the fourth quarter of 2022 from US$1.2 billion in the fourth quarter of 2021. The table below sets forth the breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2021	2022	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	109,625	43,262	(60.5)%
E-commerce	840,727	379,369	(54.9)%
Digital Financial Services	228,729	29,918	(86.9)%

The decrease in sales and marketing expenses across all major reporting segments were mainly attributable to our efforts to continue optimizing operating costs and achieving higher cost efficiencies.

General and Administrative Expenses

Our general and administrative expenses increased by 24.0% to US$352.3 million in the fourth quarter of 2022 from US$284.1 million in the fourth quarter of 2021. The increase was primarily driven by impairment costs incurred due to the exits from non-core markets and certain divestments.

Provision for Credit Losses

Our provision for credit losses increased by 407.1% to US$175.1 million in the fourth quarter of 2022 from US$34.5 million in the fourth quarter of 2021, primarily driven by the growth in our loan book.

Research and Development Expenses

Our research and development expenses decreased by 14.8% to US$244.2 million in the fourth quarter of 2022 from US$286.6 million in the fourth quarter of 2021, primarily due to the impact of the accruals reversal as described earlier.

Impairment of Goodwill

We recorded an impairment of goodwill of US$177.7 million in the fourth quarter of 2022, compared to nil in the fourth quarter of 2021. The goodwill impairment was primarily due to our strategic decisions to dispose of or shut down certain historical investments for the digital entertainment business.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), and foreign exchange gain (loss), and gain (loss) from debt extinguishment. We recorded a net non-operating income of US$35.0 million in the fourth quarter of 2022, as compared to a net non-operating loss of US$71.0 million in the fourth quarter of 2021. Our non-operating income in the fourth quarter of 2022 was mainly due to a US$199.7 million net gain from debt extinguishment, partially offset by investment losses recognized amid lower valuations in the broader market.

Income Tax Credit or Expenses

We had a net income tax credit of US$43.5 million in the fourth quarter of 2022, as compared to net income tax expense of US$105.6 million in the fourth quarter of 2021. The income tax credit was primarily due to recognition of deferred tax assets from carried forward losses for our e-commerce business, partially offset by income tax incurred by our digital entertainment business.

Net Income or Loss

As a result of the foregoing, we had net income of US$422.8 million in the fourth quarter of 2022, as compared to net loss of US$616.3 million in the fourth quarter of 2021.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.76 in the fourth quarter of 2022, compared to basic loss per share attributable to Sea Limited’s ordinary shareholders of US$1.12 in the fourth quarter of 2021.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.72 in the fourth quarter of 2022.

Full Year Ended December 31, 2022 Compared to Full Year Ended December 31, 2021

Revenue

Our total GAAP revenue increased by 25.1% to US$12.4 billion for the full year ended December 31, 2022 from US$10.0 billion for the full year ended December 31, 2021.

•	Digital Entertainment: GAAP revenue was US$3.9 billion for the full year ended December 31, 2022 from US$4.3 billion for the full year ended December 31, 2021, primarily attributable to the ongoing moderation in user engagement and monetization.

•	E-commerce and other services: GAAP revenue increased by 63.5% to US$7.5 billion for the full year ended December 31, 2022 from US$4.6 billion for the full year ended December 31, 2021, primarily driven by the improved monetization in our e-commerce business and the growth of our credit business.

•	Sales of goods: GAAP revenue was US$1.1 billion for the full year ended December 31, 2022, relatively stable year-on-year.

Cost of Revenue

Our total cost of revenue increased by 19.9% to US$7.3 billion for the full year ended December 31, 2022 from US$6.1 billion for the full year ended December 31, 2021.

•	Digital Entertainment: Cost of revenue decreased by 12.4% to US$1.1 billion for the full year ended December 31, 2022 from US$1.2 billion for the full year ended December 31, 2021, which was largely in line with the decrease in digital entertainment revenue.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 35.8% to US$5.2 billion for the full year ended December 31, 2022 from US$3.8 billion for the full year ended December 31, 2021, primarily driven by higher costs of logistics from order growth and other costs related to the growth of e-commerce marketplace. Improvement in gross profit margins was mainly due to the growth of core marketplace revenue with higher gross profit margin.

•	Cost of goods sold: Cost of goods sold was US$1.0 billion for the full year ended December 31, 2022.

Other Operating Income

Our other operating income was US$279.2 million for the full year ended December 31, 2022 from US$287.9 million for the full year ended December 31, 2021. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses decreased by 14.6% to US$3.3 billion for the full year ended December 31, 2022 from US$3.8 billion for the full year ended December 31, 2021. The table below sets forth the breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2021	2022	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	357,106	268,061	(24.9)%
E-commerce	2,630,401	2,328,636	(11.5)%
Digital Financial Services	742,702	508,089	(31.6)%

The decrease in sales and marketing expenses across all major reporting segments was mainly attributable to our efforts to continue optimizing operating costs and achieving higher cost efficiencies.

General and Administrative Expenses

Our general and administrative expenses increased by 45.5% to US$1.4 billion for the full year ended December 31, 2022 from US$987.9 million for the full year ended December 31, 2021. The increase was primarily due to the higher staff cost from higher average staff headcount over the year, as well as higher office facilities and related expenses to support the headcount growth.

Provision for Credit Losses

Our provision for credit losses increased by 337.5% to US$513.7 million for the full year ended December 31, 2022 from US$117.4 million for the full year ended December 31, 2021, primarily driven by the growth in our loan book.

Research and Development Expenses

Our research and development expenses increased by 65.5% to US$1.4 billion for the full year ended December 31, 2022 from US$831.7 million for the full year ended December 31, 2021, primarily due to the increase in research and development staff cost from higher average staff headcount over the year.

Impairment of Goodwill

We recorded an impairment of goodwill of US$354.9 million for the full year ended December 31, 2022, as compared to nil for the full year ended December 31, 2021. The goodwill impairment was primarily due to the change in carrying amount of goodwill associated with our prior acquisitions, mainly driven by the lower valuations amid the market uncertainties, and our strategic decision to dispose of or shut down certain historical investments for the digital entertainment business.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), and foreign exchange gain (loss), and gain (loss) on debt extinguishment. We recorded a net non-operating loss of US$13.0 million for the full year ended December 31, 2022, as compared to a net non-operating loss of US$132.1 million for the full year ended December 31, 2021.

Income Tax Expense

We had a net income tax expense of US$168.4 million and US$332.9 million for the full year ended December 31, 2022 and 2021, respectively. The lower income tax expense was primarily due to recognition of deferred tax assets from carried forward losses for our e-commerce business, as well as lower income tax expense incurred by our digital entertainment business.

Net Loss

As a result of the foregoing, we had net loss of US$1.7 billion and US$2.0 billion for the full year ended December 31, 2022 and 2021, respectively.

Basic and Diluted Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share attributable to Sea Limited’s ordinary shareholders was US$2.96 for the full year ended December 31, 2022, as compared to US$3.84 for the full year ended December 31, 2021.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on March 7, 2023 8:30 PM Singapore / Hong Kong Time on March 7, 2023
Webcast link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=xHK3DVEZ
Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063
Passcode for Participants:	6144794

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on equity offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation and impairment of goodwill plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended December 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	400,165	109,486	61,841	(28,714)	(199,914)	342,864
Net effect of changes in deferred revenue and its related cost	(331,321)	-	-	-	-	(331,321)
Depreciation and Amortization	11,726	86,660	13,760	3,277	-	115,423
Share-based compensation	-	-	-	-	191,027	191,027
Impairment of goodwill	177,663	-	-	-	-	177,663
Adjusted EBITDA	258,233	196,146	75,601	(25,437)	(8,887)	495,656

	For the Three Months ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	858,831	(941,028)	(157,647)	(59,138)	(143,093)	(442,075)
Net effect of changes in deferred revenue and its related cost	(266,399)	-	-	-	-	(266,399)
Depreciation and Amortization	10,133	63,291	7,834	2,279	-	83,537
Share-based compensation	-	-	-	-	132,797	132,797
Adjusted EBITDA	602,565	(877,737)	(149,813)	(56,859)	(10,296)	(492,140)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Full Year ended December 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	1,971,416	(2,013,360)	(277,264)	(252,162)	(916,138)	(1,487,508)
Net effect of changes in deferred revenue and its related cost	(879,809)	-	-	-	-	(879,809)
Depreciation and Amortization	43,821	322,806	48,704	13,013	-	428,344
Share-based compensation	-	-	-	-	705,896	705,896
Impairment of goodwill	177,663	-	-	-	177,280	354,943
Adjusted EBITDA	1,313,091	(1,690,554)	(228,560)	(239,149)	(32,962)	(878,134)

	For the Full Year ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	2,500,081	(2,766,566)	(640,422)	(177,633)	(498,520)	(1,583,060)
Net effect of changes in deferred revenue and its related cost	240,109	-	-	-	-	240,109
Depreciation and Amortization	35,767	212,345	23,498	7,422	-	279,032
Share-based compensation	-	-	-	-	470,324	470,324
Adjusted EBITDA	2,775,957	(2,554,221)	(616,924)	(170,211)	(28,196)	(593,595)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended December 31,		For the Year ended December 31,
	2021	2022	2021	2022
	$	$	$	$
Revenue
Service revenue
Digital Entertainment	1,415,044	948,857	4,320,013	3,877,163
E-commerce and other services	1,482,665	2,231,133	4,564,617	7,463,173
Sales of goods	324,405	271,594	1,070,560	1,109,369

Total revenue	3,222,114	3,451,584	9,955,190	12,449,705

Cost of revenue
Cost of service
Digital Entertainment	(374,783)	(242,470)	(1,230,082)	(1,077,017)
E-commerce and other services	(1,235,351)	(1,282,174)	(3,825,826)	(5,194,065)
Cost of goods sold	(301,252)	(229,627)	(1,003,547)	(993,346)

Total cost of revenue	(1,911,386)	(1,754,271)	(6,059,455)	(7,264,428)

Gross profit	1,310,728	1,697,313	3,895,735	5,185,277

Operating income (expenses):
Other operating income	72,294	68,453	287,946	279,184
Sales and marketing expenses	(1,219,858)	(473,620)	(3,829,743)	(3,269,223)
General and administrative expenses	(284,065)	(352,321)	(987,868)	(1,437,612)
Provision for credit losses	(34,532)	(175,103)	(117,427)	(513,690)
Research and development expenses	(286,642)	(244,195)	(831,703)	(1,376,501)
Impairment of goodwill	–	(177,663)	–	(354,943)
Total operating expenses	(1,752,803)	(1,354,449)	(5,478,795)	(6,672,785)

Operating (loss) income	(442,075)	342,864	(1,583,060)	(1,487,508)
Interest income	10,924	54,336	36,082	115,515
Interest expense	(47,555)	(10,809)	(136,876)	(45,396)
Investment loss, net	(18,917)	(123,004)	(43,502)	(207,331)
Net (loss) gain on debt extinguishment	(4,737)	199,697	(2,069)	199,697
Foreign exchange (loss) gain	(10,710)	(85,247)	14,241	(75,510)
(Loss) Income before income tax and share of results of equity investees	(513,070)	377,837	(1,715,184)	(1,500,533)
Income tax (expense) credit	(105,609)	43,461	(332,865)	(168,395)
Share of results of equity investees	2,390	1,540	5,019	11,156
Net (loss) income	(616,289)	422,838	(2,043,030)	(1,657,772)

Net (income) loss attributable to non-controlling interests	(1,319)	3,960	(3,729)	6,351
Net (loss) income attributable to Sea Limited’s ordinary shareholders	(617,608)	426,798	(2,046,759)	(1,651,421)

(Loss) Earnings per share:
Basic	(1.12)	0.76	(3.84)	(2.96)
Diluted	(1.12)	0.72	(3.84)	(2.96)

Weighted-average shares used in (loss) earnings per share computation:
Basic	553,635,479	560,326,301	532,705,796	558,119,948
Diluted	553,635,479	611,938,691	532,705,796	558,119,948

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,
	2021	2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	9,247,762	6,029,859
Restricted cash	1,551,635	1,549,574
Accounts receivable, net of allowance for credit losses of $5,772 and $12,818, as of December 31, 2021 and 2022 respectively	388,308	268,814
Prepaid expenses and other assets	1,401,863	1,798,651
Loans receivable, net of allowance for credit losses of $91,504 and $236,797, as of December 31, 2021 and 2022 respectively	1,500,954	2,053,767
Inventories, net	117,499	109,668
Short-term investments	911,281	864,258
Amounts due from related parties	16,095	13,421
Total current assets	15,135,397	12,688,012

Non-current assets
Property and equipment, net	1,029,963	1,387,895
Operating lease right-of-use assets, net	649,680	957,840
Intangible assets, net	52,517	65,019
Long-term investments	1,052,861	1,253,593
Prepaid expenses and other assets	124,521	135,616
Loans receivable, net of allowance for credit losses of $6,172 and $2,022, as of December 31, 2021 and 2022 respectively	28,964	21,663
Restricted cash	38,743	17,724
Deferred tax assets	103,755	245,226
Goodwill	539,624	230,208
Total non-current assets	3,620,628	4,314,784
Total assets	18,756,025	17,002,796

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,
	2021	2022
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	213,580	258,648
Accrued expenses and other payables	1,519,938	1,396,613
Deposits payable	465,850	1,316,395
Escrow payables and advances from customers	1,789,973	1,862,325
Amounts due to related parties	74,738	415
Borrowings	100,000	88,410
Operating lease liabilities	186,494	269,968
Convertible notes (1)	–	31,237
Deferred revenue	2,644,463	1,535,083
Income tax payable	181,400	176,598
Total current liabilities	7,176,436	6,935,692

Non-current liabilities
Accrued expenses and other payables	76,234	87,072
Operating lease liabilities	491,313	756,818
Deferred revenue	104,826	63,566
Convertible notes (1)	3,475,708	3,338,750
Deferred tax liabilities	6,992	9,967
Unrecognized tax benefits	107	107
Total non-current liabilities	4,155,180	4,256,280
Total liabilities	11,331,616	11,191,972

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,
	2021	2022
	$	$
Shareholders’ equity
Class A Ordinary shares	204	258
Class B Ordinary shares	74	23
Additional paid-in capital (1)	14,622,292	14,559,690
Accumulated other comprehensive loss	(28,519)	(111,215)
Statutory reserves	6,144	12,490
Accumulated deficit (1)	(7,201,498)	(8,745,541)
Total Sea Limited shareholders’ equity	7,398,697	5,715,705
Non-controlling interests	25,712	95,119
Total shareholders’ equity	7,424,409	5,810,824
Total liabilities and shareholders’ equity	18,756,025	17,002,796

(1) The Company adopted ASU 2020-06 on January 1, 2022 using modified retrospective method and the cumulative effects have been adjusted via retained earnings opening balance. As a result of adoption, our Convertible Notes balances have increased and additional paid-in capital and accumulated deficit have decreased accordingly.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three months ended December 31,		For the Year ended December 31,
	2021	2022	2021	2022
	$	$	$	$
Net cash (used in) generated from operating activities	(304,824)	319,691	208,649	(1,055,692)
Net cash (used in) generated from investing activities	(1,775,510)	51,522	(3,767,273)	(2,428,809)
Net cash generated from (used in) financing activities	385,993	(513,711)	7,401,589	400,256
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	6,509	109,112	(58,218)	(143,511)
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,687,832)	(33,386)	3,784,747	(3,227,756)
Cash, cash equivalents and restricted cash at beginning of the period	12,525,972	7,643,770	7,053,393	10,838,140
Cash, cash equivalents and restricted cash at end of the period (1)	10,838,140	7,610,384	10,838,140	7,610,384

(1) As of December 31, 2022, cash and cash equivalents of US$13,227 was included in assets held for sale within prepaid expenses and other assets.

Net cash generated from investing activities amounted to US$51.5 million for the three months ended December 31, 2022. This was primarily attributable to net receipt of US$123.4 million from time deposits and liquid investment products for better cash yield management, offset by purchase of property and equipment of US$152.2 million to support the existing operations. Net cash used in financing activities amounted to US$513.7 million for the three months ended December 31, 2022. This was primarily attributable to cash used in repurchase of convertible notes of US$611.3 million.

Net cash used in investing activities amounted to US$2.4 billion for the year ended December 31, 2022. This was primarily attributable to an increase in loans receivable of US$1.2 billion and purchase of property and equipment of US$924.2 million to support the growth of our businesses, as well as net placement of US$65.2 million into time deposits and liquid investment products for better cash yield management. Net cash generated from financing activities amounted to US$400.3 million for the year ended December 31, 2022. This was primarily attributable to increase in deposits payable of US$942.6 million offset by the cash used in repurchase of convertible notes of US$611.3 million.

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	948,857	2,102,740	380,172	19,815	-	3,451,584
Operating income (loss)	400,165	109,486	61,841	(28,714)	(199,914)	342,864
Non-operating income, net						34,973
Income tax credit						43,461
Share of results of equity investees						1,540
Net income						422,838

	For the Three Months ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,415,044	1,595,075	197,531	14,464	-	3,222,114
Operating income (loss)	858,831	(941,028)	(157,647)	(59,138)	(143,093)	(442,075)
Non-operating loss, net						(70,995)
Income tax expense						(105,609)
Share of results of equity investees						2,390
Net loss						(616,289)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Year ended December 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	3,877,163	7,288,677	1,221,996	61,869	-	12,449,705
Operating income (loss)	1,971,416	(2,013,360)	(277,264)	(252,162)	(916,138)	(1,487,508)
Non-operating loss, net						(13,025)
Income tax expense						(168,395)
Share of results of equity investees						11,156
Net loss						(1,657,772)

	For the Year ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	4,320,013	5,122,959	469,774	42,444	-	9,955,190
Operating income (loss)	2,500,081	(2,766,566)	(640,422)	(177,633)	(498,520)	(1,583,060)
Non-operating loss, net						(132,124)
Income tax expense						(332,865)
Share of results of equity investees						5,019
Net loss						(2,043,030)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.